FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

April 14, 2023

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Livento Group, Inc. (the “Company”)
Amendment Number 9 to Registration Statement on Form 10-12G
File No. 000-56457

Ladies and Gentlemen:

We are filing amendment number 9 in response to staff comments and to updated and correct minor errors in prior filings and to respond to staff comments in the letter dated April 6, 2023 (the “Comment Letter”). The numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

1.	We have modified the language to make its intended meaning clearer, that the separate operating company structure shields the parent, Livento Group, Inc., from certain liabilities.
2.	Livento Group, LLC has no Bank Loans with any banks.
3.	We have added the requested tabular disclosure in response to the comment.
4.	We have added to the description of our securities in response to the comment.
5.	Livento Group, Inc has not been issuing any shares for services since the acquisition of Livento Group LLC and changing of our to Livento Group Inc. There isn’t any share related transaction. No expense or an asset has been debited for this type of transaction.
6.	In accordance with ASC 230-10-50-3, Livento Group, Inc has recorded cash transactions as assets. There were cash transactions in the amount of $1,586,730 in 2020, $937,200 in 2021 and $3,478,521 in 2022. As a result, Livento Group Inc, has recorded actual cash transactions as Assets.

In accordance with ASC 230-10-50-4, Livento Group, Inc has recorded cash investments as assets in the amount of $2,300 in 2020 and $484,183 in 2022.

In accordance with ASC 230-10-50-5, Livento Group, Inc had no transactions that are part cash and part non-cash. As a result, Livento Group Inc, has recorded no transactions that are part cash and part non-cash.

7.	David Stybr acquired the controlling A class shares from the previous controlling person, Milan Hoffman, on the same date as he inserted Livento Group LLC into Nugene International. He was in control of NuGene International, Inc. at the moment and 100% shareholder of Livento Group LLC.
8.	Error Correction Reporting
Per, (ASC 250-10-45-22 through 45-24), Livento Group Inc updated the amortization of movies where we reflected actual rules that movies are amortized once it has revenue and are published, for interim financial statements of previous fiscal year, with the same presentation and disclosures and Rule. Per, (ASC 250-10-50-7 through 50-10), Livento Group Inc, updated the amortization of movies where we reflected actual rules that movies are amortized once it has revenue and are published in previously issued financial statements.

If you have any further questions, do not hesitate to contact the undersigned at 914-649-7669.

Very truly yours,

/s/ Frank J Hariton

Frank J Hariton